UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-13828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUNEDISON RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUNEDISON, INC.

501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376

SUNEDISON RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

SUNEDISON RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the
SunEdison Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the SunEdison Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SunEdison Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace

Saint Louis, Missouri
June 26, 2014

SUNEDISON RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value:
Shares of registered investment companies	$131,184,818	$106,782,875
SunEdison, Inc. common stock	18,214,054	5,350,901
Guaranteed Income Fund	36,411,654	36,816,267
Brokerage accounts	4,996,631	3,287,448
Total Investments	190,807,157	152,237,491

Receivables:
Participant contributions	266,334	179,318
Employer contributions	191,243	124,475
Notes receivable from participants	3,883,076	3,603,564
Total Receivables	4,340,653	3,907,357

Net assets available for benefits	$195,147,810	$156,144,848
See accompanying notes to financial statements.

SUNEDISON RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions:
Income from investments:
Dividend income	$2,348,794	$2,723,502
Realized and unrealized gains	42,413,811	11,284,417
Total income from investments	44,762,605	14,007,919

Contributions:
Employer	8,265,962	7,711,402
Participants	11,127,986	10,605,430
Participant rollovers	938,544	958,854
Total contributions	20,332,492	19,275,686

Interest income from notes receivable from participants	119,133	138,174
Total additions	65,214,230	33,421,779

Deductions:
Benefit payments to participants	26,183,919	35,046,615
Administrative expenses	27,349	33,064
Total deductions	26,211,268	35,079,679
Net increase (decrease) before transfers from other plans	39,002,962	(1,657,900)
Transfers from other plans (note 11)	—	892,209
Net increase (decrease) in assets available for benefits	39,002,962	(765,691)

Assets available for benefits:
Beginning of year	156,144,848	156,910,539
End of year	$195,147,810	$156,144,848
See accompanying notes to financial statements.

SUNEDISON RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the SunEdison Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The SunEdison Retirement Savings Plan (the "Plan") was established on April 1, 1989 under the provisions of Section 401(k) of the Internal Revenue Code and was restated January 1, 2012. The Plan is a defined contribution retirement savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), sponsored by SunEdison, Inc. (the “Company” or the "Plan Sponsor"). The SunEdison, Inc. Investment Committee is the designated administrator of the Plan (the “Plan Administrator”), including having the responsibility for reviewing the performance of the Plan’s investment alternatives. The members of the committee are employees of the Company.

During 2012, the Plan was amended to merge the Greenray, Inc. 401(k) Profit Sharing Plan & Trust and the Fotowatio Renewable Ventures, Inc. 401(k) Plan into the Plan with effective dates of March 30, 2012 and May 1, 2012, respectively. GreenRay and Fotowattio Renewable Venture employees were eligible to participate in the Plan effective August 9, 2011 and January 1, 2012, respectively. Refer to Note 11.

(b)	Contributions

Participants may elect to contribute from 1% to 50% of their covered compensation as described in the Plan on a before-tax basis. The before-tax contribution is limited to the amount specified by Section 402(g) of the Internal Revenue Code ($17,500 in 2013 and $17,000 in 2012). A participant is eligible to receive employer-matching contributions of 100% of the first 3% of the employee’s contribution, 50% of the next 2% contributed, and 20% of the next 1% contributed, up to 4.2% of the participant’s covered compensation for the Plan year. For the 2013 and 2012 plan year, the Company contributed 2% of compensation as a special employer contribution on behalf of all participants.

(c)	Participant’s Accounts

Each participant account is comprised of the following subaccounts: a before-tax account, an after-tax account, a Safe Harbor matching account, a matching account, and a rollover account, as applicable. Participants may elect to participate and/or adjust contribution elections at any time. Each participant account is credited with participant contributions as specified by the participant; an allocation of the Company’s contributions; and the income, loss, appreciation, and depreciation attributable thereto.

(d)	Vesting

All participant accounts are immediately and fully vested.

(e)	Investment Options

Participants may direct investment or reinvestment of contributions credited to their individual accounts in any one or a combination of the 15 available investment options in increments of 1% of the amount credited. Interfund transfers in and out of the SunEdison Stock Fund are limited to one per week. Participants may elect to adjust all other investment options daily.

In May 2010, the Company limited the amount of future contributions to the SunEdison Stock Fund to 15% of a participant’s total contributions. In addition, participants are not allowed to transfer existing balances into the SunEdison Stock Fund to the extent the amount invested would exceed 15% of the participant’s account balance.

(f)	Notes Receivable from Participants

Participants may apply for and receive loans from their vested accounts. No more than two loans may be outstanding to a participant at any one time. The amount of loans to an individual participant shall not exceed the lesser of $50,000 or one-half of the vested portion of the account balance of the participant as of the date the loan is requested by the participant without regard to any contributions allocated to the account of the participant on or after such date. The minimum amount of any loan shall be $1,000. Loan terms range from one to five years bearing an interest rate based upon the prime rate on the last business day of a calendar quarter effective for loans made on and after the first business day of the subsequent quarter with the exception of loans for the purchase of a primary residence. Loans for the purchase of a primary residence may have longer terms and higher interest rates than those previously stated. As of December 31, 2013, notes receivable from participants bear interest rates from 3.25% to 8.25% and mature through January 2019. Interest income on notes receivable from participants is recorded when earned.

(g)	Payment of Benefits

Under the terms of the Plan, participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon normal retirement at age 65, early retirement, disability, or death. Participants terminating prior to retirement are entitled to receive the portion of their account that is vested. Distributions are made in the form of a lump-sum payment. If the participant’s vested balance exceeds $5,000, the participant may elect to defer receipt of the distribution.

Participants may elect to withdraw all or any portion of the amount credited to their after-tax accounts that exceeds the aggregate amount of matched after-tax contributions to such account in the 24-month period ending on the date as of which such withdrawal is made.

Participants may elect to withdraw the amount credited to their matching accounts that exceeds the aggregate contributions credited to such accounts in the 24-month period ending on the Valuation Date immediately preceding the date as of which such withdrawal is made.

Participants who have attained age 59½ may elect to withdraw the amounts credited to their before-tax and safe harbor matching accounts and non-matching accounts that exceeded the aggregate contributions credited to such accounts in the 24-month period ending on the valuation date immediately preceding the date as of which such withdrawal is made. Participants who have not yet attained 59½ shall not be eligible to withdraw amounts credited to their before-tax and safe harbor matching accounts, and their non-matching accounts except as provided for hardship withdrawals of before-tax contributions.

Participants may elect to withdraw all or any portion of the amount credited to their rollover account.

In addition, hardship withdrawals are allowed for employees under age 59½ under certain circumstances in an amount equal to the value of accumulated before-tax contributions and the safe harbor match account. Account earnings are not eligible for inclusion in the withdrawal amount. Participants incurring a hardship withdrawal will not be eligible to make further contributions to the Plan for at least 6 months after the receipt of such distribution.

(h)	Additional Events

Effective January 1, 2012, the Plan changed its plan administrator and recordkeeper from Mercer to Prudential Bank & Trust. The investment options available to employees prior to January 1, 2012, were replaced with the following options:

•	Guaranteed Income Fund

•	Vanguard Institutional Index Fund

•	American Beacon Lg Cap Value Institutional Fund

•	Eagle Small Cap Growth I Fund

•	Goldman Sachs Small Cap Value Institutional Fund

•	JPMorgan Large Cap Growth Select Fund

•	Loomis Sayles Mid Cap Growth Fund Y

•	JP Morgan Mid Cap Value Fund

•	Prudential Target Easy Path
Investment options still available to employees as of January 1, 2012 were the following funds:

•	PIMCO Total Return Bond Fund

•	Thornburg International Value R5

•	T. Rowe Price Capital Appreciation Fund

•	MEMC Electronic Materials, Inc. Common Stock
On May 30, 2013, after stockholder approval at the Company's Annual Meeting of Stockholders, the Company changed its name from MEMC Electronic Materials, Inc. to SunEdison, Inc. As a result of the name change, the name of the Plan changed from "MEMC / SunEdison Retirement Savings Plan" to "SunEdison Retirement Savings Plan." Effective June 3, 2013, the Company's stock symbol on the New York Stock Exchange changed from "WFR" to "SUNE" to reflect the new corporate name.

(2)	Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Administrative Expenses

The reasonable expenses incident to the operation of the Plan are paid out of the trust fund, unless the Company, in its sole discretion, elects at any time to pay part or all of such expenses.

(f)	Subsequent Events
We have evaluated subsequent events or transactions that occurred after the balance sheet date of December 31, 2013 up through June 26, 2014, which is the date the accompanying financial statements and supplemental schedule were issued.
Effective January 1, 2014, the Plan changed its trustee from Prudential Bank & Trust (the "trustee") to State Street. Concurrently, the Plan changed its recordkeeper from Prudential Bank & Trust to Transamerica. The investment options available to employees prior to January 1, 2014, were replaced with the following options:

•	SecurePath for Life Retirement Income

•	SecurePath for Life 2010

•	SecurePath for Life 2015

•	SecurePath for Life 2020

•	SecurePath for Life 2025

•	SecurePath for Life 2030

•	Standard Stable Asset Fund I Stable Value

•	TLIC SecurePath for Life Group Annuity Contract

•	Vanguard Total Bond Market Index Signal
Investment options still available to employees as of January 1, 2014 were the following funds:

•	Vanguard Institutional Index Fund

•	American Beacon Lg Cap Value Institutional Fund

•	Eagle Small Cap Growth I Fund

•	Goldman Sachs Small Cap Value Institutional Fund

•	JPMorgan Large Cap Growth Select Fund

•	Loomis Sayles Mid Cap Growth Fund Y

•	JP Morgan Mid Cap Value Fund

•	PIMCO Total Return Bond Fund

•	Thornburg International Value R5 Fund

•	T. Rowe Price Capital Appreciation Fund

•	SunEdison Stock Fund

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments and changes therein, of this trust fund have been reported to the Plan by the trustee.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)	Tax Status

The Internal Revenue Service issued its latest determination letter on May 14, 2014, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore no provision for income taxes has been included in the accompanying financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition with a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2010.

(6)	Investments

The following table presents investments that represent 5% or more of the net assets available for benefits at December 31, 2013 and 2012.

	2013	2012

Guaranteed Income Fund *	$36,411,654	$36,816,267
Vanguard Institutional Index Fund	28,768,504	23,566,746
SunEdison Stock Fund	18,214,054	**
Thornburg International Value R5 Fund	16,411,333	13,345,988
PIMCO Total Return Bond Fund	14,664,288	17,083,566
American Beacon Lg Cap Value Institutional Fund	14,428,383	10,334,663
Goldman Sachs Small Cap Value Institutional Fund	12,194,623	8,154,978
T. Rowe Price Capital Appreciation Fund	12,002,166	11,267,995
Eagle Small Cap Growth I Fund	11,680,675	8,451,908

* Amounts represent contract value.
** Investment did not exceed the 5% threshold for the plan year

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $42,413,811 and $11,284,417 in 2013 and 2012, respectively, as follows:

	2013	2012

Shares of registered investment companies	$25,288,064	$11,404,273
SunEdison, Inc. common stock	15,818,869	(329,977)
Brokerage accounts	1,306,878	210,121
Net appreciation in fair value	$42,413,811	$11,284,417

(7)	Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of the Plan. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy consists of three levels based on the reliability of inputs as follows:

▪
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

▪
Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.

▪	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Level 1 Fair Value Measurements

▪
Investments in common stocks and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 Fair Value Measurements

•
Investments in the Guaranteed Income Fund valued at contract (book) value represent deposits made to the contract, plus earnings at guaranteed interest rates, less withdrawals and fees. The contract is affected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Interest is credited on contract balances using a single “portfolio rate” approach and is reset semi-annually to prevailing market rates. As such fair value approximates contract value.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. There were no transfers into or out of Level 1, Level 2, and Level 3 investments during the year ended December 31, 2013.

December 31, 2013	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:
U.S. equity funds	$99,075,105	$99,075,105	$—	$—
International equity funds	16,411,333	16,411,333	—	—
Bond funds	14,664,288	14,664,288	—	—
Other	1,034,092	1,034,092		—
Total shares of registered investment companies	131,184,818	131,184,818	—	—
SunEdison, Inc. common stock	18,214,054	18,214,054	—	—
Guaranteed Income Fund	36,411,654	—	36,411,654	—
Brokerage accounts (a)	4,996,631	4,996,631	—	—
Total Investments	$190,807,157	$154,395,503	$36,411,654	$—

December 31, 2012	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:
U.S. equity funds	$75,586,545	$75,586,545	$—	$—
International equity funds	13,345,988	13,345,988	—	—
Bond funds	17,083,566	17,083,566	—	—
Other	766,776	766,776	—	—
Total shares of registered investment companies	106,782,875	106,782,875	—	—
SunEdison, Inc. common stock	5,350,901	5,350,901	—	—
Guaranteed Income Fund	36,816,267	—	36,816,267	—
Brokerage accounts (a)	3,287,448	3,287,448	—	—
Total Investments	$152,237,491	$115,421,224	$36,816,267	$—

(a)	The brokerage account is invested in a variety of categories of common stocks, mutual funds and other investments as directed by participants.

(8)	Investment Contracts

In 2012, the Plan invested in a benefit responsive investment contract, known as the Guaranteed Income Fund ("GIF"), offered by the trustee. The fair values of the Plan's investment contracts have been determined using a “portfolio rate” approach to approximate contract value, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. Upon a discontinuance of the contract by the Plan Sponsor, contract value would be paid no later than 90 days from the date the Plan Sponsor provides notice to discontinue. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings and credited to plan participants, was 2.15% and 2.50% as of December 31, 2013 and 2012, respectively. No adjustment is required to reconcile between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment, and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

(9)	Related Party Transactions

Prudential Bank & Trust was the trustee for the years ended December 31, 2013 and 2012, respectively. Fees paid by the Plan to the trustees for investment management services were $27,349 and 33,064 in 2013 and 2012, respectively. These fees qualify as party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held 1,395,713 and 1,666,947 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair market value of $18,214,054 and $5,350,901, respectively. The Plan recorded net appreciation in fair value for the period ended December 31, 2013 of $15,818,869 and depreciation in fair value for the period ended December 31, 2012 of $329,977 from the Company's common stock.

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(11)	Plan Mergers

The following plans merged into the Plan during the year ended December 31, 2012:

	Plan Name
Effective Date	2012	Amount
March 30, 2012	Greenray, Inc. 401(k) Profit Sharing Plan & Trust	$89,959
May 1, 2012	Fotowatio Renewable Ventures, Inc. 401(k) Plan	802,250
		$892,209

There was no merger activity for the Plan during 2013.

Schedule of Assets Held for Investment Purposes at End of Year
Form 5500 – Schedule H – Item 4i
December 31, 2013
(See Independent Auditor’s Report)

	Identity of issuer, borrower, lessor or similar party	Description of issue, maturity date, rate of interest, collateral, par or maturity value	Current Value
**	Guaranteed Income Fund*	Group Annuity	$36,411,654
**	Vanguard Institutional Index Fund	Mutual Fund	28,768,504
**	SunEdison Stock Fund*	Common Stock	18,214,054
**	Thornburg International Value Fund	Mutual Fund	16,411,333
**	PIMCO Total Return Fund	Mutual Fund	14,664,288
**	American Beacon Large Cap Value	Mutual Fund	14,428,383
**	Goldman Sachs Small Cap Value	Mutual Fund	12,194,623
**	T. Rowe Price Capital Appreciation Fund	Mutual Fund	12,002,166
**	Eagle Small Cap Growth	Mutual Fund	11,680,675
**	JP Morgan Large Cap Growth	Mutual Fund	8,921,044
**	Loomis Say Mid Cap Growth	Mutual Fund	8,037,816
**	Brokerage Securities	Brokerage	4,996,631
**	JP Morgan Mid Cap Value	Mutual Fund	2,963,886
**	Prudential Day One IFX*	Mutual Fund	1,034,092
**	Vanguard Total Bond Market Index Fund	Mutual Fund	78,008
	Total Investments		$190,807,157

Notes Receivable from Participants*		Interest rates range from 3.25% to 8.25% with various maturities through 2019	$3,883,076

* Represents a party-in-interest allowable by ERISA
** Cost information is omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunEdison, Inc.
SunEdison Retirement Savings Plan

By:	SunEdison, Inc. Investment Committee
Plan Administrator

By:	/s/ Matthew Herzberg
Matthew Herzberg, Member, SunEdison, Inc. Investment Committee

Date: June 26, 2014

EXHIBIT INDEX

Exhibit No.                Description

23.1	Consent of Brown Smith Wallace, LLC